Management’s report

To the Board of Directors and Shareholders
of Metallica Resources Inc.

Management is responsible for the preparation of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and necessarily include amounts based on estimates and judgements.

Management has established and maintains a system of internal control, designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprised of non-management directors, has reviewed in detail the consolidated financial statements with management and external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been examined by external auditors appointed by the shareholders. Their examination provides an independent view as to management’s discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial conditions. The auditors have full and free access to the Audit Committee.

“Signature"

Richard J. Hall
President and Chief Executive Officer

“Signature"

Bradley J. Blacketor
Chief Financial Officer and Secretary

March 11, 2003

Independent auditors’ report

To the Shareholders of Metallica Resources Inc.

We have audited the consolidated balance sheets of Metallica Resources Inc. as at December 31, 2002 and 2001, and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with accounting principles generally accepted in Canada.

“PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, Canada
February 21, 2003, except as to Note 14(b), which is as of
March 11, 2003

Metallica Resources Inc.
(An exploration stage company)

Consolidated balance sheets
December 31, 2002 and 2001
U.S. dollars

	2002	2001
Assets
Current assets:
Cash and cash equivalents (Note 11)	$4,520,886	$2,562,101
Value-added tax and other current assets (Note 5)	285,480	220,064

	4,806,366	2,782,165
Mineral properties and deferred exploration expenditures (Note 3)	12,587,193	11,786,622
Fixed assets (Note 4)	92,283	93,436
Other assets (Note 5)	5,196	106,633

Total assets	$17,491,038	$14,768,856

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$153,017	$188,577
Provision for reclamation and property closure costs (Note 3(d))	150,000	126,000
Note payable (Note 6)	100,050	150,050

	403,067	464,627
Shareholders’ equity:
Share capital (Note 7) 32,449,167 common shares (2001: 28,472,978)	43,068,285	38,964,222
Deficit	(25,980,314)	(24,659,993)

	17,087,971	14,304,229

Total liabilities and shareholders’ equity	$17,491,038	$14,768,856

Contingencies and commitments (Note 10)
Subsequent events (Note 14)

Approved by the Board:

“Signature”	“Signature”

Craig J. Nelsen	Denis M. Marsh

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(An exploration stage company)

Consolidated statements of operations and deficit
for the years ended December 31, 2002, 2001 and 2000
U.S. dollars, except share data

	2002	2001	2000

Interest income	$64,918	$69,900	$152,829

General and administrative expense	923,885	743,074	722,147
Exploration expense	246,828	198,971	214,000
Reclamation and property closure costs	198,749	51,000	—
Write-down of mineral properties and deferred exploration expenditures (Note 3)	21,000	2,892,086	6,670,194
Loss on sale of marketable securities (Note 3(a))	—	—	142,709

Loss before income taxes	(1,325,544)	(3,815,231)	(7,596,221)
Income tax (recovery) provision (Note 8)	(5,223)	10,795	3,243

Loss for the year	(1,320,321)	(3,826,026)	(7,599,464)
Deficit, beginning of year	(24,659,993)	(20,833,967)	(13,234,503)

Deficit, end of year	$(25,980,314)	$(24,659,993)	$(20,833,967)

Basic and diluted loss per share	$(0.04)	$(0.14)	$(0.28)

Weighted average number of common shares outstanding	31,295,063	27,290,979	27,016,825

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(An exploration stage company)

Consolidated statements of cash flows
for the years ended December 31, 2002, 2001 and 2000
U.S. dollars

	2002	2001	2000

Cash flows provided from (used in) operating activities
Loss for the year	$(1,320,321)	$(3,826,026)	$(7,599,464)
Non-cash items:
Depreciation and amortization	8,638	5,852	7,557
Common share contribution to retirement plan	17,163	15,572	5,167
Reclamation and property closure costs	24,000	51,000	—
Write-down of mineral properties and deferred exploration expenditures	21,000	2,892,086	6,670,194
Loss on sale of marketable securities	—	—	142,709
Changes in non-cash working capital:
Value-added tax and other current assets	34,584	3,598	(76,941)
Accounts payable and accrued expenses	(16,159)	(24,837)	(74,569)
Other assets	1,238	29,097	(12,286)

	(1,229,857)	(853,658)	(937,633)
Cash flows provided from (used in) investing activities
Mineral properties and deferred exploration expenditures	(886,771)	(1,049,811)	(1,529,783)
Reimbursement of joint venture costs	—	—	150,000
Proceeds from sale of marketable securities	—	—	108,920
Fixed assets disposals (acquisitions)	(18,348)	(5,554)	27,212

	(905,119)	(1,055,365)	(1,243,651)
Cash flows provided from (used in) financing activities
Contributions to joint venture by joint venture partner	61,968	977,788	1,380,000
Repayment of note payable	(50,000)	(50,000)	(175,000)
Common shares issued for cash, net of issue costs	4,054,994	998,313	98,731
Proceeds from exercise of warrants	—	123,088	—
Proceeds from exercise of options	26,799	82,227	—
Loan to director	—	—	(100,000)

	4,093,761	2,131,416	1,203,731

Increase (decrease) in cash and cash equivalents	1,958,785	222,393	(977,553)
Cash and cash equivalents, beginning of year	2,562,101	2,339,708	3,317,261

Cash and cash equivalents, end of year	$4,520,886	$2,562,101	$2,339,708

Supplementary cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(An exploration stage company)

Notes to consolidated financial statements
U.S. dollars

1.	Nature of operations

Metallica Resources Inc. (the “Company”) is engaged in the exploration and acquisition of mineral deposits principally in Mexico and South America. At December 31, 2002, the Company is advancing a gold and silver development project in Mexico with Glamis Gold Ltd. (Notes 3(a) and 14). Construction of the mine is on hold pending the availability of financing. The Company is also advancing a copper and gold porphyry exploration project in Chile with Noranda Inc. (Note 3(b)) and is pursuing various other exploration projects in North and South America.

2.	Summary of significant accounting policies

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The significant measurement differences between these principles and those that would be applied to the Company under United States GAAP are described in Note 13.

Consolidation These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, after elimination of intercompany balances and transactions.

• Datawave Sciences Inc.	• Metallica Management Inc.
• De Re Holdings Inc.	• Minera Metallica Limitada
• Desarrollos Metallica C.A	• MMM Exploraciones, S.A. de C.V.
• Metallica (Barbados) Inc.	• Raleigh Mining International Limited
• Metallica Brazil Ltda.

The Company’s 50% joint venture investment in Minera San Xavier, S.A. de C.V. (“MSX”) is included in these consolidated financial statements using the proportionate consolidation method.

Use of estimates
The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Foreign currency translation
The Company considers the U.S. dollar to be the functional currency of all of its operations and, accordingly, foreign currency amounts are translated into U.S. dollars using the temporal method. Monetary balances are translated at the rate of exchange at the balance sheet date, nonmonetary balances at historic exchange rates and revenue and expense items at average exchange rates. Foreign currency gains and losses are included in earnings for the period.

Contingencies and commitments
The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its operations comply in all material respects with all applicable laws and regulations.

Cash and cash equivalents Cash and cash equivalents include cash in demand deposits and short-term money market investments that, on acquisition, have a term to maturity of three months or less.

Mineral properties and deferred exploration expenditures
The cost of mineral property interests and related exploration costs are capitalized until commercial production is established, the property is disposed of through sale or otherwise, or management believes that the recoverable value has declined. Reclamation costs are accrued and capitalized when management determines that an obligation exists and that the amount can be reasonably estimated. Expenditures related to grass-roots exploration are expensed as incurred.

If a project is put into commercial production, capitalized costs would be depleted on the unit of production basis. Proceeds received from the partial sale or sale of any interest in a property are credited against the carrying cost of such property. If management determines that a project is not economically viable, the property and the related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the property exceeds the estimated future net cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Fixed assets, depreciation and amortization
Fixed assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following rates are being used:

Equipment	3 to 10 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 17 years
Furniture	3 to 10 years

Provision for reclamation costs Site restoration costs for exploration and development projects are estimated and charged to earnings when reasonably determinable.

Financial instruments
At December 31, 2002, the carrying value of cash and cash equivalents, value-added tax and other current assets, accounts payable and accrued liabilities, and note payable approximate their fair value due to the relatively short period to maturity of the instruments.

Income taxes
The Company uses the liability method of accounting for income taxes. Under this method future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

Stock-based compensation plans
The Company has two stock-based compensation plans, which are described in Note 7. Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation. As allowed by the recommendation, the Company has elected not to follow the fair value method of accounting for share options granted to employees and directors. Under the intrinsic value method adopted by the Company, no compensation expense is recorded if the exercise price of the share options is not less than the market price on the date of the grant. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

Loss per share
Loss per share is determined using the weighted average number of shares outstanding during the year. All outstanding options and warrants are anti-dilutive; therefore, basic and diluted losses per share are the same.

3.	Mineral properties and deferred exploration expenditures

Mineral property costs and deferred exploration expenditures are summarized as follows:

		December 31, 2002

	Mineral	Deferred
	property	exploration
	costs	expenditures	Total

Cerro San Pedro, Mexico (a):
Balance at January 1, 2002	$3,601,493	$7,062,647	$10,664,140
Additions	8,193	374,277	382,470
Contributions to joint venture by joint venture partner	—	(61,968)	(61,968)

Balance at December 31, 2002	3,609,686	7,374,956	10,984,642
El Morro, Chile (b):
Balance at January 1, 2002	90,000	867,452	957,452
Additions	—	78,552	78,552

Balance at December 31, 2002	90,000	946,004	1,036,004
MIMK, Chile (c):
Balance at January 1, 2002	17,462	147,568	165,030
Additions	—	422,517	422,517
Write-offs	(7,700)	(13,300)	(21,000)

Balance at December 31, 2002	9,762	556,785	566,547

	$3,709,448	$8,877,745	$12,587,193

		December 31, 2001

	Mineral	Deferred
	property	exploration
	costs	expenditures	Total

Cerro San Pedro, Mexico (a):
Balance at January 1, 2001	$3,559,787	$7,295,301	$10,855,088
Additions	41,706	639,537	681,243
Contributions to joint venture by joint venture partner	—	(977,788)	(977,788)
Reclassification from fixed assets	—	105,597	105,597

Balance at December 31, 2001	3,601,493	7,062,647	10,664,140
El Morro, Chile (b):
Balance at January 1, 2001	90,000	851,039	941,039
Additions	—	16,413	16,413

Balance at December 31, 2001	90,000	867,452	957,452
MIMK, Chile (c):
Balance at January 1, 2001	12,488	82,510	94,998
Additions	4,974	65,058	70,032

Balance at December 31, 2001	17,462	147,568	165,030
Mara Rosa, Brazil (d):
Balance at January 1, 2001	927,146	1,732,817	2,659,963
Additions	—	282,123	282,123
Reduction to provision for reclamation costs	—	(50,000)	(50,000)
Write-offs	(927,146)	(1,964,940)	(2,892,086)

Balance at December 31, 2001	—	—	—

	$3,708,955	$8,077,667	$11,786,622

a)	Mexico — Cerro San Pedro project

The Cerro San Pedro gold and silver project (the “Project”) is located in the State of San Luis Potosi, Mexico. The Project is owned by Minera San Xavier, S.A. de C.V. (“MSX”), which is owned 50% by Glamis de Mexico, S.A. de C.V. and 50% by the Company’s wholly owned subsidiary, Raleigh Mining International Limited. On February 12, 2003, the Company purchased Glamis de Mexico, S.A. de C.V.’s 50% interest in MSX for $18.0 million (Note 14(a)).

The feasibility study for the Project is based on an open pit gold and silver mining operation with heap leach processing of ores. The federal, state and local mining permits necessary to commence construction of the Project have been received. MSX intends to proceed with construction of the Project subject to completion of certain requirements identified in the permits, market conditions and the availability of financing. Several governmental agencies periodically supervise compliance with the conditions identified in the permits. Although MSX is currently in compliance with the permit conditions, future non-compliance could result in the permits being revoked. In addition, various complaints have been filed against the government alleging that the permits should not have been granted. In the event that the government was to lose these lawsuits, the permits could be revoked.

The Project is subject to a 2% net smelter return (“NSR”) royalty interest in all mineral concessions presently owned or optioned by MSX. In addition, MSX has entered into an agreement with a former owner of certain mining concessions that provides for a 2.5% NSR royalty on any mining that occurs on the properties, subject to a maximum of $1.0 million. Although none of the former owner’s mining concessions are in the approved mine plan, the agreement provides for MSX to pay minimum annual royalties of $50,000 beginning in April 2003.

In January 1998, the Company entered into a joint venture agreement (the “Agreement”) whereby Cambior de Mexico S.A. de C.V., a wholly owned subsidiary of Cambior Inc. (collectively, “Cambior”), acquired 50% of the outstanding common shares of MSX. Under the terms of the Agreement, Cambior was required to provide $20.0 million in funding to the joint venture in the form of direct payment of the capital requirements of the Project or an equity contribution into the joint venture. In May 2000, Cambior sold its 50% interest to Glamis de Mexico, S.A. de C.V., a wholly owned subsidiary of Glamis Gold Ltd. (collectively, “Glamis”). Glamis assumed the remaining obligation on the $20.0 million funding commitment to MSX. Glamis attained the $20.0 million funding commitment by making the final $2.0 million cash contribution to MSX in January 2001.

The Agreement required that Cambior exchange 199,644 Cambior common shares, which were valued at approximately $1.5 million on January 21, 1998, for one million of the Company’s common shares. The Company’s investment in Cambior was sold in 2000 resulting in a loss on sale of $142,709.

At December 31, 2000, the Company wrote down its investment in MSX by $6,670,194 due to low precious metal prices.

The Company accounts for its investment in MSX using the proportionate consolidation method, whereby the Company’s 50% interest is combined with the financial results of the Company and its subsidiaries. The Company’s share of the assets and liabilities of MSX at December 31, 2002 and 2001, and cash flows of MSX for the years ended December 31, 2002, 2001 and 2000 are as follows:

	December 31,

	2002	2001

Current assets	$129,657	$442,552
Current liabilities	131,566	192,001

Working capital (deficit)	(1,909)	250,551
Fixed assets, net	75,299	85,309
Mineral properties	3,609,686	3,601,493
Deferred exploration expenditures	7,374,956	7,062,647

Net assets	$11,058,032	$11,000,000

	Year ended December 31,

	2002	2001	2000

Cash inflow (outflow) from:
Operating activities	$131,546	$(34,402)	$(89,410)
Investing activities	(382,896)	(681,243)	(1,215,816)
Financing activities	11,968	902,738	1,205,000

Increase (decrease) in cash	$(239,382)	$187,093	$(100,226)

b)	Chile — El Morro project

The Company’s activities in Chile are concentrated on gold and copper exploration targets. The El Morro project consists of the La Fortuna and El Morro properties. In September 1999, the Company entered into a revised option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by BHP Minerals (“BHP”) by making aggregate payments to BHP of $1,690,000 over a four-year period beginning July 1999. The option agreement also provides for BHP to retain a 2% NSR royalty on the mining concessions. All payments owed pursuant to this agreement since September 1999 have been made by Noranda Inc. (“Noranda”) pursuant to the exploration agreement described below.

The Company also entered into an option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by S.L.M. Cantarito and S.L.M. Tronquito (collectively, “Martin”) by making aggregate payments to Martin of $1.5 million, which was completed in December 2001. These properties are also subject to a 2% NSR royalty of which a 1% NSR royalty can be repurchased by the Company for $500,000 at any time up to five years following completion of the Martin option purchase. All payments owed pursuant to this agreement since September 1999 have been made by Noranda pursuant to the exploration agreement described below.

The Company acquired a 100% interest in the El Morro copper-gold property, which is adjacent to the La Fortuna property, by staking in 1998. As of December 31, 2002, the Company had incurred net deferred costs totaling $1,036,004 on the El Morro project.

The Company entered into an exploration agreement with Noranda to conduct an exploration program on the El Morro project in September 1999. In February 2000, the agreement was amended and provides for Noranda to earn up to a 70% interest in the project by making aggregate exploration and development expenditures of $10.0 million, including the BHP and Martin option payments, over a five-year period beginning September 1999 and a payment to the Company by September 14, 2005 of $10.0 million. The agreement also provided for Noranda to subscribe for a private placement in the Company for $1.0 million, which was completed in October 2001 by paying the Company $1.0 million in exchange for 918,563 Metallica common shares (Note 7). Noranda also made payments to the Company of $150,000 in each of 1999 and 2000 that have been recorded as a reduction to deferred exploration expenditures. As of December 31, 2002, the Company has been advised that Noranda had incurred approximately $10.0 million of exploration and development expenditures on the El Morro project.

c)	Chile — MIMK project

The MIMK project consisted of six copper-gold exploration properties that were acquired in 2000 by staking. At December 31, 2002, three of the MIMK properties with a carrying value of $21,000 were abandoned and written off. The three remaining MIMK properties have a carrying value of $566,547 as of December 31, 2002.

d)	Brazil — Mara Rosa project

At December 31, 2001, the Company elected not to proceed with further exploration on the Mara Rosa project and wrote-off its $2,892,086 investment in the project. At December 31, 2002 and 2001, the Company had accrued estimated reclamation and property closure costs relating to the Mara Rosa project of $150,000 and $126,000, respectively.

4.	Fixed assets

Fixed assets consist of the following at December 31, 2002 and 2001:

		Accumulated
		depreciation and	Net book
	Cost	amortization	value
	2002	2002	2002

Equipment	$100,183	$64,409	$35,774
Vehicles	60,517	58,205	2,312
Building and leasehold improvements	66,546	13,105	53,441
Furniture	23,220	22,464	756

Total	$250,466	$158,183	$92,283

		Accumulated
		depreciation and	Net book
	Cost	amortization	value
	2001	2001	2001

Equipment	$100,412	$70,995	$29,417
Vehicles	60,517	54,103	6,414
Building and leasehold improvements	66,546	9,815	56,731
Furniture	23,220	22,346	874

Total	$250,695	$157,259	$93,436

5.	Other assets

The Company granted a $100,000 interest free loan to a director and officer in June 2000. The loan is collateralized by real property and is due in June 2003. At December 31, 2002, the loan is included in value-added tax and other current assets; at December 31, 2001, the loan is included in other assets. In the event that the underlying collateral is sold prior to June 2003, the loan is due and payable within 30 days of the date of sale unless additional collateral is provided that is acceptable to the Company.

6.	Note payable

The note payable at December 31, 2002 and 2001, is collateralized by mineral properties held by MSX (Note 3(a)) and consists of the following:

	2002	2001

MSX debt, interest at 1% per month effective March 1, 2002, payable monthly	$100,050	$150,050
Less current portion	100,050	150,050

Long-term debt	$—	$—

7.	Share capital

a)	Authorized

Unlimited number of common and preferred shares without par value.

b)	Issued and outstanding

	Year ended December 31,

	2002		2001		2000

	Shares	Amount	Shares	Amount	Shares	Amount

Outstanding, beginning of year	28,472,978	$38,964,222	27,077,735	$37,744,962	26,809,877	$37,646,231
Shares issued in private placements (Notes 3 and 7(d))	3,900,000	4,054,994	918,563	998,313	267,858	98,731
Exercise of warrants (Note 7(d))	—	—	267,858	123,088	—	—
Exercise of stock options (Note 7(c))	50,000	26,799	154,000	82,227	—	—
Shares issued for retirement plan (Note 9)	26,189	22,270	55,551	15,632	—	—
Transfer agent share consolidation	—	—	(729)	—	—	—

Outstanding, end of year	32,449,167	$43,068,285	28,472,978	$38,964,222	27,077,735	$37,744,962

On March 19, 1999, the Company adopted a Shareholder Rights Plan whereby each shareholder of record was effectively issued one right for each common share held. In the event that a bidder acquires 20% or more of the outstanding voting shares of the Company, other than by a permitted bid or with the approval of the Board of Directors of the Company, the rights would become exercisable to purchase common shares of the Company at a 50% discount to the then current market price. In June 2002, the shareholders ratified the continued existence of the Shareholder Rights Plan to March 19, 2005.

c)	Options

The Company has two stock-based compensation plans. Under these plans the exercise price per share is equal to the closing market price the day prior to granting as quoted on the Toronto Stock Exchange. Each option allows for the purchase of one share and expires not later than ten years from the date it was granted. Options vest over a period up to three years depending on the date of grant. If the Company had followed the fair value method of accounting, the Company would have recorded additional compensation expense totaling $24,770 for the year ended December 31, 2002. The pro forma effect on loss for the period, and basic and diluted loss per share, for the year ended December 31, 2002, had the Company followed the fair value method of accounting for stock-based compensation for options granted from January 1, 2002, is as follows:

Year ended
December 31, 2002

Loss for the year	$1,320,321
Compensation expense	24,770

Pro forma loss for the year	$1,345,091

Basic and diluted loss per share:
As reported	$0.04
Pro forma	$0.04

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions: risk free rate of 4.5%; dividend yield of 0%; volatility factor of the expected market price of the Company’s common stock of 50%; and a weighted average expected life of the options of five years.

The following is a summary of options granted under these plans:

				Weighted average exercise price
				(Canadian dollars)
	Year ended December 31,			Year ended December 31,

	2002	2001	2000	2002	2001	2000

Outstanding, beginning of year	2,144,583	2,555,500	2,569,500	$1.01	$1.69	$1.82
Granted	87,500	811,250	141,000	1.39	0.83	0.45
Exercised	(50,000)	(154,000)	—	0.85	0.84	—
Forfeited	—	(18,667)	—	—	1.04	—
Expired	(175,000)	(1,049,500)	(155,000)	2.55	2.55	2.73

Outstanding, end of year	2,007,083	2,144,583	2,555,500	$0.90	$1.01	$1.69

Exercisable, end of year	1,678,333	1,558,750	2,236,500	$0.89	$1.09	$1.82

The following table summarizes information about stock options outstanding at December 31, 2002:

Range of		Weighted average	Weighted average
exercise prices	Number	remaining	exercise price
(Canadian dollars)	outstanding	contractual life	(Canadian dollars)

$0.45 to $0.50	215,000	1.9 years	$0.47
$0.70 to $0.85	1,271,250	2.9 years	0.80
$1.11 to $1.39	445,833	1.8 years	1.16
$2.24	75,000	0.3 years	2.24

$0.45 to $2.24	2,007,083	2.5 years	$0.90

All outstanding options expire on or before June 2006.

d)	Warrants

On April 16, 2002, the Company sold 3.9 million shares pursuant to a private placement at a price of Cdn$1.80 per share for gross proceeds of Cdn$7.0 million (US$4,054,994 net of share issuance costs). Each common share includes one-half of a common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of one year.

The 267,858 common shares issued pursuant to a private placement in 2000, each had one common share purchase warrant attached. Each warrant allowed the holder to purchase one common share in the Company at a price of Cdn$0.70 per share. The warrants were exercised in June 2001.

8.	Income taxes

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying the loss before income taxes by the Company’s combined effective Canadian federal and provincial tax rates of 38.62% (42.12% in 2001 and 45.62% in 2000) is reconciled as follows:

	2002	2001	2000

Income taxes computed using the effective tax rate	$(489,912)	$(1,606,975)	$(3,465,396)
Non-deductible write-down of mineral properties and deferred exploration expenditures	8,110	1,218,147	3,042,943
Net foreign losses subject to different tax rates	91,852	53,147	21,140
Earnings taxed at less than effective rate	(5,262)	(7,766)	(40,438)
Benefit of tax losses not recognized	389,989	354,242	444,994

Income tax (benefit) provision	$(5,223)	$10,795	$3,243

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001

Future income tax assets:
Canada:
Net operating loss carryforwards	$2,326,000	$2,227,000
Mineral properties and deferred exploration expenditures	1,989,000	2,169,000
Deferred financing costs	125,000	4,000
Mexico:
Net operating loss carryforwards	3,517,000	4,630,000
Chile:
Net operating loss carryforwards	179,000	181,000
Barbados:
Net operating loss carryforwards	53,000	43,000
Mineral properties and deferred exploration expenditures	31,000	94,000
Other, net	6,000	7,000

Total future income tax assets	8,226,000	9,355,000
Less valuation allowance	(5,771,000)	(5,376,000)

Future income tax assets, net of valuation allowance	2,455,000	3,979,000
Future income tax liability:
Mexico:
Mineral properties and deferred exploration expenditures	2,455,000	3,979,000

Net future income tax assets	$—	$—

At December 31, 2002, the Company and its subsidiaries have available Canadian tax loss carryforwards of approximately $6.0 million that expire between the years 2003 and 2009, Mexican tax loss carryforwards of approximately $10.0 million that expire between the years 2005 and 2012, Chilean tax loss carryforwards of approximately $1.0 million that can be carried forward indefinitely and Barbados tax loss carryforwards of approximately $2.0 million that expire between the years 2006 and 2011.

9.	Pension plan

The Company has a qualified defined contribution savings plan that covers all U.S. based salaried and hourly employees. When an employee meets certain eligibility requirements, the Company matches 50% of employee contributions up to 10% of base salary. Employees vest 100% in the employer matching contribution after three years of service. The Company’s matching contributions were $18,038, $15,572 and $18,963 for the years ended December 31, 2002, 2001 and 2000, respectively.

10.	Contingencies and commitments

a)	MSX entered into a lease agreement with a group of individuals representing Ejido Cerro San Pedro for a 15-year period beginning February 1997. The lease provides for annual lease payments of $30,861 and grants MSX surface rights to Ejido Cerro San Pedro’s communal farm land at the proposed mine site. Another group of individuals has filed a lawsuit requesting nullification of the existing lease agreement with MSX alleging that they are the lawful representatives of Ejido Cerro San Pedro. In December 2002, a judgment was rendered in favour of the group of individuals who signed the lease agreement with MSX, which allows them to prove that they are the lawful representatives of Ejido Cerro San Pedro. Management anticipates that this matter will be resolved in favour of MSX.

b)
The Company leases certain facilities and equipment under long-term operating lease agreements. As of December 31, 2002, lease commitments for the next five years and thereafter, including the Company’s 50% share of MSX leases, are as follows:

2003	$55,700
2004	51,900
2005	49,300
2006	26,600
2007	22,400
Thereafter	112,000

11.	Supplementary cash flow information

Cash and cash equivalents include the following at December 31:

	2002	2001	2000

Cash on hand and balances with bank	$120,886	$459,288	$304,129
Short-term investments	4,400,000	2,102,813	2,035,579

	$4,520,886	$2,562,101	$2,339,708

The Company paid interest and income taxes as follows:

	2002	2001	2000

Income taxes	$13,000	$—	$—
Interest	$10,005	$—	$—

The Company incurred non-cash operating and financing activities as follows:

	2002	2001	2000

Non-cash operating activities:
Settlement of retirement plan obligation with common shares	$(22,270)	$(15,632)	$—
Non-cash financing activities:
Common shares issued for retirement plan contributions	$22,270	$15,632	$—

12.	Segment information

The Company’s operations are limited to a single industry segment being the exploration of mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

	December 31, 2002

	Mexico	Chile	United States	Total

Mineral properties and deferred exploration expenditures	$10,984,642	$1,602,551	$—	$12,587,193
Fixed assets, net	75,299	—	16,984	92,283

	$11,059,941	$1,602,551	$16,984	$12,679,476

	December 31, 2001

	Mexico	Chile	United States	Total

Mineral properties and deferred exploration expenditures	$10,664,140	$1,122,482	$—	$11,786,622
Fixed assets, net	85,309	—	8,127	93,436

	$10,749,449	$1,122,482	$8,127	$11,880,058

13.	Reconciliation to United States GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

•	For United States GAAP, the Company has elected to continue to account for stock options using the intrinsic value method allowed by existing accounting pronouncements effective both in Canada and in the United States. As such, there are no differences in accounting for stock options.

•	As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. For United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 144.

•	Canadian GAAP provides for write-downs on the carrying value of the Company’s mineral properties and deferred exploration expenditures on a non-discounted cash flow basis when these assets have become impaired. At December 31, 2000, due to depressed gold and silver prices, the Company determined that a $6,670,194 write-down to the carrying value of the Cerro San Pedro project was required. Under United States GAAP, which requires write-downs for impairment to be on a discounted cash flow basis, the carrying value of the Cerro San Pedro project was written down to the estimated present value of the project’s future cash flows of $3,559,787, resulting in a United States GAAP write-down of $14,110,407. During the year ended December 31, 2002, the Company wrote-off $99,762 of mineral property acquisition costs on unproven mineral properties.

•	Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. Details of the Company’s share of the assets, liabilities and cash flows of the MSX joint venture are set out in Note 3(a).

Had the Company followed United States GAAP, certain items in the statements of operations deficit, balance sheets and statements of cash flows would have been reported as follows:

Statement of operations and deficit	For the year ended December 31,

	2002	2001	2000

Net loss:
Net loss, Canadian GAAP	$(1,320,321)	$(3,826,026)	$(7,599,464)
Net effect of write-down of mineral properties and deferred exploration expenditures	13,300	1,964,940	(5,400,546)
Net effect of deferred exploration expenditures	(600,831)	(313,594)	(121,273)

Net loss, U.S. GAAP	$(1,907,852)	$(2,174,680)	$(13,121,283)

Loss per share, U.S. GAAP	$(0.06)	$(0.08)	$(0.49)

Balance sheet	At December 31,

	2002		2001

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Mineral properties and deferred exploration expenditures	$12,587,193	$3,689,341	$11,786,622	$3,476,301

Shareholders’ equity	$17,087,971	$8,045,207	$14,304,229	$5,848,996

Statement of cash flows	For the year ended December 31,

	2002	2001	2000

Cash flows from operating activities, Canadian GAAP	$(1,229,857)	$(853,658)	$(937,633)
Mineral properties and deferred exploration expenditures	(499,153)	(313,594)	(121,273)

Cash flows from operating activities, U.S. GAAP	$(1,729,010)	$(1,167,252)	$(1,058,906)

Cash flows from investing activities, Canadian GAAP	$(905,119)	$(1,055,365)	$(1,243,651)
Mineral properties and deferred exploration expenditures	499,153	313,594	121,273

Cash flows from investing activities, U.S. GAAP	$(405,966)	$(741,771)	$(1,122,378)

Recent accounting pronouncements
The Financial Accounting Standards Board (“FASB”) has issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations when the company adopts the standard on January 1, 2003.

The FASB has issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) has issued CICA 3063 “Impairment of Long-lived Assets.” This standard is effective for years beginning on or after April 1, 2003, and establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The CICA has approved, subject to written ballot, a new Handbook section, “Asset Retirement Obligations,” to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061, “Property, Plant and Equipment.” The standard is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The FASB has issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51,” (“FIN 46”). FIN 46 requires that when the majority equity owner of a variable interest entity holds an equity ownership representing less than 10% of the total assets of the variable interest entity, the primary beneficiary of the variable interest entity be required to consolidate the variable interest entity. FIN 46 is effective for fiscal periods beginning after June 15, 2003, for variable interests acquired before February 1, 2003, and for variable interests created after January 31, 2003. The Company expects to adopt FIN 46 on January 1, 2003, and has not yet determined the effect of adopting this interpretation.

14.	Subsequent events

a)	On February 12, 2003, the Company acquired Glamis’ 50% interest in MSX, owner of the Cerro San Pedro gold and silver project in Mexico, for $18.0 million adjusted for 50% of MSX’s working capital. The purchase terms are as follows:

(i)	$2.0 million paid at closing.

(ii)	50% of MSX’s working capital due to Glamis, or 50% of MSX’s working capital deficit due to the Company, within 30 days of closing.

(iii)	$5.0 million due on or before August 12, 2003.

(iv)	$6.0 million in cash or in the Company’s common shares due on February 12, 2004.

(v)	$2.5 million due at commencement of commercial production.

(vi)	$2.5 million due one year from commencement of commercial production.

Glamis will also receive a sliding scale royalty when monthly average gold prices exceed $325 per ounce.

b)	On March 11, 2003, the Company closed a private placement of 10.1 million shares at a price of Cdn$1.50 per share for gross proceeds of Cdn$15.1 million. Each common share includes one-half of a common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of two years to March 11, 2005.